Exhibit 2.3

                             SPECIALTY CATALOG CORP.
                                21 Bristol Drive
                             South Easton, MA 02375


                                February 11, 2000



Mr. Lawrence E. Golub
Golub Associates, Inc.
230 Park Avenue, 19th Floor
New York, New York 10169

Dear Lawrence:

         Specialty Catalog Corp. (the "Company") and Golub Associates, Inc. ("GAI") are parties to an Agreement and Plan of Recapitalization and Merger (the "Agreement") dated as of January 18, 2000. Pursuant to the Agreement, the Company would be merged with Catalog Acquisition Corp. and each holder of the Company's common stock, other than certain continuing shareholders, would receive $5.00 per share.

         Pursuant to the terms of the Agreement, if GAI did not receive financing commitments necessary for it to consummate the proposed merger by the date set forth in Section 4.16 of the Agreement, the Company would be permitted to terminate the Agreement without any penalty to it. While the designated deadline has passed, the Company wishes to continue to work with you to consummate the proposed merger and has determined to extend the time available for GAI to obtain its financing commitments. Accordingly, Section 4.16 and
Section 6.1(b)(iii) of the Agreement are hereby amended by extending the date by which GAI must obtain its financing commitments until March 1, 2000.

                                          Specialty Catalog Corp.


                                          By:
                                             -----------------------------------

                                        4